EXHIBIT 99.1

20 Gildan 2005 Annual Report

MD&A Management’s Discussion and Analysis of Financial Condition and Results of Operations

21	CORPORATE OVERVIEW

21	INDUSTRY OVERVIEW

22	FINANCIAL OBJECTIVES AND STRATEGY

24	OPERATING RESULTS 2004-2005

34	OPERATING RESULTS 2003-2004

36	CRITICAL ACCOUNTING ESTIMATES

37	CHANGES IN ACCOUNTING POLICIES

38	RECENT ACCOUNTING PRONOUNCEMENTS

39	RELATED PARTY TRANSACTIONS

39	DISCLOSURE CONTROLS

40	RISKS

43	DISCLOSURE OF OUTSTANDING SHARE DATA

43	RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

45	FORWARD-LOOKING STATEMENTS

Gildan 2005 Annual Report	21

MD&A

Management’s Discussion and Analysis of Financial Condition and Results of Operations
The information below should be read in conjunction with the Consolidated Financial Statements and Auditors’ Report included in the Company’s Annual Report. All financial information contained in this MD&A and the Company’s Consolidated Financial Statements has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), except for certain information discussed in the paragraph entitled non-GAAP financial measures on page 24 of this MD&A. The effect of significant differences between Canadian and U.S. GAAP is discussed in Note 18 to the Company’s Consolidated Financial Statements. All amounts in this report are in U.S. dollars, unless otherwise stated. Gildan Activewear’s Audit and Finance Committee and its Board of Directors have reviewed this MD&A to ensure consistency with the approved strategy of the Company.
For additional information relating to the Company, readers may review the documentation filed by the Company with the Canadian Securities Authorities (including the Company’s Annual Information Form) available at www.sedar.com and with the U.S. Securities and Exchange Commission (including the Annual Report on Form 40-F) available at www.sec.gov.
In this MD&A, “Gildan”, the “Company”, or the words “we”, “our” and “us” refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries.
CORPORATE OVERVIEW
Gildan is a vertically-integrated marketer and manufacturer of premium quality branded basic apparel. The Company manufactures premium quality basic T-shirts, sport shirts and sweatshirts for sale in the wholesale imprinted activewear market. The Company sells its products as blanks, which are ultimately decorated by screenprinters with designs and logos for sale to consumers. Gildan has announced plans to sell its products into the mass-market retail channel, in addition to the screenprint market. In conjunction with this strategy, Gildan is expanding its product-line to include underwear and athletic socks.
To support its sales in the various markets, the Company has modern textile facilities located in Canada, Honduras and the Dominican Republic. The Dominican Republic facilitiy began production in fiscal 2005, and we expect to ramp up this facility to close to full capacity in fiscal 2006. All of the Company’s sewing facilities are located in Central America, Mexico and the Caribbean Basin. The Company also utilizes third party contractors to complement its vertically-integrated production.
The Company distributes its products in Canada and the U.S. primarily out of company-owned distribution centres, and uses third party warehouses in Europe and Australia to service its international customers. The corporate head office is located in Montreal, Canada and over 10,000 full-time employees work in the Company’s facilities worldwide.
INDUSTRY OVERVIEW
We currently focus on sales of T-shirts, sport shirts, and sweatshirts, in “blank” form, to the wholesale imprinted activewear market. “Imprinted” activewear is decorated with a screenprint or embroidered with a logo, design or character before it reaches the customer. Imprinted activewear is either branded or private label. Branded products reach consumers carrying the manufacturer’s label, whereas products sold on a private label basis reach consumers carrying the brand name of the customer.

22 Gildan 2005 Annual Report

MD&A

Management’s Discussion and Analysis of Financial Condition and Results of Operations
We believe that growth in the imprinted activewear market has been driven by several trends such as the following:
•	continued use of activewear for event merchandising (such as concerts, festivals, etc.);

•	continued evolution of the entertainment/sports licensing and merchandising businesses;

•	the growing use of activewear for uniform applications;

•	the growing use of activewear for corporate promotions;

•	continued increase in use of activewear products for travel and tourism;

•	an increased emphasis on physical fitness; and

•	a greater use and acceptance of casual dress in the workplace.
Furthermore, significant improvements in activewear apparel, ranging from enhanced product characteristics, such as pre-shrunk fabrics, improved fabric weight, blends and construction, to increased product variety, including new sizes, colours and styles, have enhanced consumer appeal.
The screenprint activewear market is characterized by low fashion risk compared to many other apparel markets. While opportunity exists for product differentiation, demand is generally not driven by fashion trends or fads.
FINANCIAL OBJECTIVES AND STRATEGY
We believe that our focus on low-cost manufacturing, our customer relationships and our reputation for premium consistent quality are the reasons we have been able to rapidly increase our market presence and establish our market leadership in the imprinted sportswear market. Our strategy is composed of the following principal components:
•	Increase market share in the U.S. distributor market in all current product categories;

•	Make a gradual entry into retail markets, building a solid base from which to drive significant brand penetration;

•	Increase market penetration in Europe and other international markets; and

•	Support unit sales growth and maintain pricing competitiveness through significant and continued investments in low-cost production capacity.
In fiscal 2005, the Company announced that, in addition to ramping up its Dominican Republic facility, it plans to construct two new facilities at its Rio Nance site in Honduras, one for the manufacture of activewear and underwear, and one for the production of athletic socks. Gildan believes that entry into the athletic sock market represents a significant growth opportunity for the Company, which will complement its overall retail strategy and leverage its existing core competencies and low-cost offshore manufacturing expertise. During the next five years, we expect to invest approximately $425 million in capital expenditures. These investments are also intended to support the Company’s gradual entry into the retail market. All of the organic capacity expansions that the Company plans to undertake over the next five years are expected to be financed by internally generated funds.

Gildan 2005 Annual Report	23

MD&A Management’s Discussion and Analysis of Financial Condition and Results of Operations
We are subject to a variety of business risks that may affect our ability to maintain our current market share and profitability, as well as our ability to achieve our long-term strategic objectives. These risks are described in the “Risks” section of this MD&A beginning on page 40. As well, the nature of the Company’s growth strategy involves risks related to certain assumptions underlying unit sales growth, production capacity growth and cost reductions, among others. Notably, our planned growth in market share depends to a significant extent on the successful start-up and ramp-up of new offshore facilities. There can be no assurances that we will achieve our planned market share growth, retail market penetration or capacity increases.
Selected Annual Information
Fiscal years ended October 2, 2005, October 3, 2004 and October 5, 2003
(in thousands of dollars, except earnings per share)

	2005	2004	2003

Sales	$653,851	$533,368	$431,195
Cost of sales	450,570	378,696	301,341

Gross profit	203,281	154,672	129,854

Selling, general and administrative expenses	74,896	62,898	48,403
Special charge(1)	10,726	—	—

Earnings before the undernoted	117,659	91,774	81,451
Depreciation and amortization	25,615	22,275	16,088
Interest	4,615	6,170	6,419
Non-controlling interest in income of consolidated joint venture	34	—	—

Earnings before incomes taxes	87,395	63,329	58,944
Income taxes	1,352	3,078	5,788

Net earnings	$86,043	$60,251	$53,156

Basic EPS(2)	$1.44	$1.02	$0.91
Diluted EPS(2)	1.43	1.01	0.89

Total assets	$597,516	$488,815	$429,494
Total long-term liabilities	64,068	66,037	74,794

(1)	During the second quarter of fiscal 2005, the Company closed its two Canadian yarn-spinning operations and reported closure costs of $7.0 million net of taxes, as described on page 26. See non-GAAP financial measures on page 24.

(2)	All earnings per share data reflects the effect of the stock split as described on page 34.

24 Gildan 2005 Annual Report
MD&A
Management’s Discussion and Analysis of Financial Condition and Results of Operations
OPERATING RESULTS 2004-2005
Year ended October 2, 2005, compared with year ended October 3, 2004
Change in Functional and Reporting Currency in Fiscal 2004
Effective October 6, 2003, the Company adopted the U.S. dollar as its functional currency since a significant portion of revenues, expenses, assets and liabilities are denominated in U.S. dollars and the Company’s sales and manufacturing operations are increasingly international in scope. Effective the same date, the U.S. dollar was adopted as the Company’s reporting currency. This resulted in a translated value for opening inventories and fixed assets that was approximately $23 million higher than the amount that would have resulted from the application of exchange rates prevailing at the dates these assets were manufactured or acquired. This upward revaluation of inventories and fixed assets has been reflected directly in opening shareholders’ equity as part of the $26.2 million positive balance of cumulative translation adjustments. These increases result in a corresponding offsetting negative impact on earnings as inventories were consumed and fixed assets are depreciated. During fiscal 2004, an additional $3.3 million was reflected in cost of sales as opening inventories were consumed.
Non-GAAP Financial Measures
The operating results of Gildan account for unusual items affecting the comparability of its results. To measure its performance from one period to the next, without the variations caused by the adjustments due to the change in functional currency described above and the charges described on page 26, management uses certain measures that are not defined by GAAP, such as: gross margins excluding the impact of the change in functional currency, selling, general and administrative expenses excluding special charges and adjusted net earnings and adjusted earnings per share, being net earnings and earnings per share excluding the adjustments due to the change in functional currency and the special charges. Other such measures are free cash flow, total indebtedness and net debt. The Company uses and presents such non-GAAP financial measures because it believes such measures provide meaningful information on the Company’s performance and operating results. However, investors should know that such non-GAAP financial measures have no standardized meaning as prescribed by GAAP and may not be comparable to similar measures used and presented by other companies. Accordingly, they should not be considered in isolation.
See table on page 43 for a complete reconciliation of all non-GAAP financial measures used and presented by the Company to the most directly comparable GAAP financial measures.
Sales
Sales for fiscal 2005 reached $653.9 million, up 22.6% from $533.4 million in fiscal 2004. The increase in sales was due mainly to an 18.2% increase in unit sales over the prior year, combined with a higher-valued product mix.
The Company provides U.S. market growth and share data for the U.S. wholesale distributor channel based on the S.T.A.R.S. report produced by ACNielsen Market Decisions. The value of the S.T.A.R.S. market growth and share data for the U.S. wholesale distribution market is reduced by non-participation of a major distributor.
With this caveat, unit growth in U.S. industry shipments of T-shirts from distributors to screenprinters grew by 5.2% for the nine months ended September 30, 2005 compared with the first nine months of the previous year. Unit shipments in sweatshirts for the industry increased for the first nine months of the calendar year by 14.3% over last year. Industry shipments of sport shirts decreased by 1.0% for the first nine months of calendar 2005.

Gildan 2005 Annual Report	25
MD&A
Management’s Discussion and Analysis of Financial Condition and Results of Operations
For the same period, unit sales of Gildan T-shirts by U.S. distributors grew by 27.1%, while sales of Gildan sport shirts and sweatshirts grew by 39.2% and 81.1%, respectively, due to increased market share penetration in all three categories in which we compete. The Company built further on its strong market leadership position in the T-shirt category in the United States, with a market share of 36.0%, versus 30.2% a year ago. Gildan continued to achieve significant penetration in the sport shirt and sweatshirt categories, where its market share increased to 32.0% from 23.5% and to 25.0% from 16.1%, respectively.
During fiscal 2005 Gildan continued to expand its European business and maintained a leading market share position in Canada. The Company also introduced its products in Australia during fiscal 2004, with immediate success in achieving market penetration. We are currently utilizing third party logistics companies to service our wholesale distributor business in Europe and Australia.
Gross Margins
Gross profit for fiscal 2005 was $203.3 million or 31.1% of sales, compared to $154.7 million or 29.0% of sales during fiscal 2004. Gross profit in fiscal 2004, excluding the adjustments due to the change in functional currency, was $157.9 million or 29.6% of sales. The increase in gross margin percentage was the result of a higher valued product mix, higher average selling prices, lower raw material costs and ongoing manufacturing efficiencies offset by higher transportation and energy costs and start up inefficiencies for the new Dominican Republic textile facility.

*	Before the impact of the change in functional currency on cost of sales. See non-GAAP financial measures on page 24.

26 Gildan 2005 Annual Report

MD&A
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The Company continued to reduce its overall manufacturing costs by increasing the output from its Honduran textile operations. The Company’s Dominican Republic textile facility commenced operations in the third quarter of the current fiscal year and will continue to ramp up capacity in fiscal 2006.
Selling, General and Administrative Expenses
Selling, general and administrative expenses were $74.9 million or 11.5% of sales during fiscal 2005, compared to $62.9 million or 11.8% of sales during fiscal 2004. In fiscal 2004, the Company incurred a charge of $4.6 million ($3.2 million net of taxes or $0.05 per share) to satisfy its contractual commitments to H. Greg Chamandy, who stepped down from his role as co-Chief Executive Officer, Chairman of the Board and Chairman of the Executive Committee. Selling, general and administrative expenses excluding this charge were $58.3 million or 10.9% of sales. The increase in fiscal 2005 was mainly due to higher volume-related selling and distribution costs combined with additional costs for the implementation of a new warehouse management system, the stronger Canadian dollar, the overall strengthening of the Company’s management and administrative infrastructure to support its growth strategy, and higher performance-related compensation costs.
Special Charge
During the second quarter of fiscal 2005, the Company closed its two Canadian yarn-spinning operations and recognized a charge of $10.7 million before tax ($7.0 million net of taxes or $0.12 per share) for closure costs. A major portion of the Canadian yarn-spinning equipment was transferred to a new facility in Clarkton, North Carolina, which is operated by the Company’s joint venture with Frontier Spinning Mills, Inc. The components of the closure costs are as follows:

(in thousands of dollars)

Writedown of fixed assets	$6,783
Employee severance	3,688
Other	255

$10,726

The Company reduced the carrying value of the remaining fixed assets considered to be held for sale to their fair values. The severance costs were fully paid in the year.
Depreciation and Interest Expenses
Depreciation and amortization expense was $25.6 million in fiscal 2005, compared to $22.3 million in fiscal 2004. The increase in depreciation expense in fiscal 2005 was the result of the Company’s continued investment in capital expenditures to add capacity for long-term sales growth.

*	Before charge for H. Greg Chamandy. See non-GAAP financial measures on page 24.

Gildan 2005 Annual Report	27
MD&A
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Interest expense was $4.6 million during fiscal 2005, down from $6.2 million in fiscal 2004. The decrease in interest expense was the result of the reduction in overall debt following the scheduled principal repayments made on the Company’s Senior Notes, offset slightly by the impact of an increase in the long-term debt of the Company’s joint venture in fiscal 2005.
Income Taxes
Income tax expense for the year ended October 2, 2005 included the income tax recovery arising from the special charge for the closure of the Canadian yarn-spinning operations in the second quarter of the fiscal year. Excluding the impact of the income tax recovery due to the closure costs, the income tax provision for the year ended October 2, 2005 was $5.1 million, resulting in an effective income tax rate of 5.2%. In the fourth quarter of fiscal 2004, the charge for the Company’s contractual obligations to H. Greg Chamandy resulted in the recognition of a recovery of income taxes at the higher Canadian tax rates. The tax rate for fiscal 2004, excluding the impact of the charge for H. Greg Chamandy and the impact of the change in functional currency on cost of sales, was 6.3%. The decline in the effective tax rate is the result of a higher proportion of international sales compared to prior years, which are taxed at relatively lower rates.
Net Earnings
Net earnings for fiscal 2005 were $86.0 million or $1.43 per diluted share, compared to $60.3 million, or $1.01 per diluted share in fiscal 2004, up respectively 42.6% and 41.6%. Before the special charge for the closure of the Canadian yarn-spinning facilities, net earnings for fiscal 2005 were $93.1 million or $1.55 per share. These results were up 39.5% and 38.4% respectively from net earnings of $66.7 million or $1.12 per share in fiscal 2004, after adjusting last year’s earnings for the $3.3 million after-tax impact of the functional currency change on cost of sales as a result of revaluing opening inventories, and the after-tax impact of the charge for the contractual obligations to H. Greg Chamandy. The increase in net earnings on this basis was primarily due to the 22.6% increase in sales revenue together with higher gross margins, partially offset by higher selling, general, administrative and depreciation expenses.

*	Before charge for H. Greg Chamandy and the impact of the functional currency change on cost of sales. See non-GAAP financial measures on page 24.

**	Before special charge for the closure of the Canadian yarn spinning operations. See non-GAAP financial measures on page 24.

28 Gildan 2005 Annual Report

MD&A
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Fourth Quarter Results
Gildan reported fourth quarter net earnings of $29.2 million and diluted EPS of $0.48, up respectively 73.6% and 71.4% from the fourth quarter of last year. Earnings in the fourth quarter of fiscal 2005 included an after-tax gain of $0.8 million or $0.01 per share from the sale of equipment pursuant to the closure of the Company’s Canadian yarn-spinning facilities in the second quarter of the year. Excluding this gain in fiscal 2005 and a charge in the fourth quarter of fiscal 2004 to satisfy contractual obligations to H. Greg Chamandy, net earnings and diluted EPS increased respectively by 42.0% and 42.4% over the fourth quarter of last year. The increase in fourth quarter net earnings was primarily attributable to continuing strong growth in unit sales volumes and lower costs of cotton, partially offset by higher selling, general and administrative expenses, including some non-recurring items as outlined below, and slightly reduced selling prices.
Sales in the fourth quarter amounted to $180.7 million, up 24.1% from the fourth quarter a year ago, reflecting a 25.2% increase in unit shipments. The growth in unit volumes reflect continuing market share penetration in all categories.
Gross margins in the fourth quarter were 32.3%, compared with 30.9% in the fourth quarter of last year. Gross margins in the fourth quarter of last year included the 1.0% negative impact of closure costs for the El Progreso sewing plant in Honduras. The increase in gross margins was primarily due to lower cotton costs, partially offset by the slight reduction in selling prices. Manufacturing efficiencies and non-recurrence of the prior year El Progreso closure charge were offset by higher energy and transportation costs, start-up inefficiencies in the Dominican Republic textile facility and an increase in reserves for statutory benefits for Honduran employees.
Selling, general and administration expenses were $21.2 million, or 11.7% of sales, compared with $20.7 million, or 14.2% of sales, in the fourth quarter of fiscal 2004. Expenses in the fourth quarter of last year included the $4.6 million charge in relation to the departure of H. Greg Chamandy. Excluding this item, the increase in selling, general and administrative expenses reflected severance costs, an adjustment to the reserve for doubtful accounts, higher distribution expenses, and the impact of the stronger Canadian dollar.
The income tax rate for the three months ended October 2, 2005 was 4.1%. In the fourth quarter of fiscal 2004, an income tax recovery was recorded due to the charge for the Company’s contractual obligations to H. Greg Chamandy, which resulted in a recovery of income taxes at higher tax rates. Excluding the impact of the charge in the fourth quarter of fiscal 2004, the income tax rate for the fourth quarter was 5.5%.
In the fourth quarter, the Company generated $30.8 million of free cash flow, defined as cash flow from operating activities less cash used in investing activities, as cash generated from operating activities during the fourth quarter significantly exceeded cash requirements for capital expenditures for capacity expansions.
Summary of Quarterly Results
The following table sets forth certain summarized unaudited quarterly financial data for the periods presented. This data has been derived from the Company’s unaudited financial statements that, in the opinion of management, reflect all adjustments necessary for a fair presentation of such quarterly data. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

Gildan 2005 Annual Report	29
MD&A
Management’s Discussion and Analysis of Financial Condition and Results of Operations

2005					2004
(in millions, except per share data)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Sales	$180.7	$198.9	$165.3	$109.0	$145.6	$168.4	$141.4	$78.0
Net earnings	29.2	34.1	14.3	8.4	16.8	26.2	14.3	2.9
Basic EPS	0.49	0.57	0.24	0.14	0.28	0.44	0.24	0.05
Diluted EPS	0.48	0.57	0.24	0.14	0.28	0.44	0.24	0.05

The activewear business is seasonal and the Company has historically experienced significant quarterly fluctuations in operating results. Typically, demand for our products is highest in the third quarter of each fiscal year, when distributors purchase inventory for the peak summer selling season, and lowest in the first quarter of each fiscal year. The seasonality of specific product lines is consistent with the results of other companies in the activewear industry and management anticipates that this will continue in the future.
We produce and store finished goods inventory in the first half of the fiscal year in order to meet the expected demand for delivery in the second half of the fiscal year. However, if after producing and storing inventory in anticipation of third and fourth quarter deliveries, demand is significantly less than expected, a risk inherent in our business is that we may be required to hold inventory for an extended period of time at our expense, or sell the excess inventory at reduced prices, thereby reducing profits. This risk is mitigated by the low risk of obsolescence inherent in undecorated apparel, and the Company’s increasing market diversification.
Recap of Fiscal 2005 Guidance
The Company’s original diluted EPS guidance for the 2005 fiscal year, excluding the special charge for the closure costs relating to the Canadian yarn-spinning facilities as described on page 26, was approximately $1.30 per share, up 29.0% from reported diluted EPS for fiscal 2004. This guidance was based on an estimated 20% unit volume growth primarily due to continued market share penetration in all categories the Company competes in, and the assumption that lower raw material costs, particularly in the second half of the year, would be passed into lower selling prices.
On April 6, 2005, the Company increased its guidance for fiscal 2005 diluted EPS to approximately $1.40 per share, before the special charge. The increase in diluted EPS was primarily attributable to more favourable selling price realizations for Gildan’s products, together with more favourable product mix.
On July 12, 2005, the Company further increased its diluted EPS guidance for fiscal 2005 to $1.50 per share, before the special charge. The increase in the projected diluted EPS for the second half of fiscal 2005 was due to higher than anticipated selling prices, more favourable product mix and lower manufacturing costs.
In September 2005, the Company reconfirmed that it expected to achieve or exceed its most recent diluted EPS guidance of $1.50 per share, before the special charge.

30 Gildan 2005 Annual Report

MD&A
Management’s Discussion and Analysis of Financial Condition and Results of Operations
The Company’s actual diluted EPS for fiscal 2005 was $1.43, or $1.55 excluding the impact of the charge for the closure of the Canadian yarn-spinning operations described on page 26. The increase over the September guidance was due to more favourable than anticipated selling prices and product mix in the fourth quarter.
Balance Sheets
On October 2, 2005, the Company’s accounts receivable were $108.6 million compared to $85.3 million at the end of fiscal 2004. The increase was due to a 24.1% increase in sales in the fourth quarter over the prior year. Inventory levels increased by $18.3 million to $134.9 million on October 2, 2005, from $116.6 million at the end of fiscal 2004. The increase was primarily the result of an increase in finished goods inventories that are required to meet our anticipated sales demand in fiscal 2006. Net capital expenditures for fiscal 2005 were $86.1 million. The major capital investment projects include the new textile facility in the Dominican Republic, the expansion of our U.S. distribution facility, the addition of new sewing facilities and the new joint venture yarn-spinning facility with Frontier Spinning Mills, Inc.
Total assets were $597.5 million on October 2, 2005, compared to $488.8 million at the end of the previous year. Working capital was $214.9 million compared to $178.8 million on October 3, 2004. The current ratio at the end of fiscal 2005 and 2004 was 2.9:1.
Liquidity and Capital Resources
The Company has in recent years funded its operations and capital requirements with cash generated from operations. A revolving credit facility has been periodically utilized to finance seasonal peak working capital requirements. The Company’s primary capital needs on an ongoing basis are related to capital expenditures for new manufacturing facilities, inventory financing, accounts receivable funding, the remaining scheduled annual repayments of principal on our Senior Notes over the next two years along with servicing the interest payments.

Gildan 2005 Annual Report	31
MD&A
Management’s Discussion and Analysis of Financial Condition and Results of Operations
As a result of the seasonal nature of the apparel business, working capital requirements are variable throughout the year. The Company’s need for working capital typically grows throughout the first two quarters as inventories are built up for the peak selling period in the third quarter.
Cash flow from operating activities for the year ended October 2, 2005 was $92.3 million, compared to $58.9 million for the previous year. Free cash flow(1) amounted to $9.4 million in fiscal 2005 compared to $5.1 million in fiscal 2004. The increase in free cash flow is the result of increased operating earnings partially offset by higher capital expenditures.
The Company ended fiscal 2005 with cash and cash equivalents of $69.8 million compared to $60.7 million at the end of fiscal 2004. At the end of both fiscal 2004 and fiscal 2005, none of the Company’s revolving bank facility was utilized. Bank indebtedness included in our Consolidated Financial Statements at the end of fiscal 2005 is attributable to the Company’s joint venture. Total indebtedness(2) at October 2, 2005 amounted to $51.1 million compared to $56.6 million at October 3, 2004. The decline in total indebtedness is mainly due to the second scheduled principal repayment of $17.5 million on our Senior Notes which was made on June 10, 2005, partially offset by an increase in the long-term debt of the Company’s joint venture.
Anticipated sales growth in 2006 will result in increased working capital requirements mainly to finance trade accounts receivable and inventory. For fiscal 2006, the Company expects to incur approximately $105 million in capital expenditures. Due to its anticipated cash flow from operating activities, together with its unutilized bank credit facility, the Company expects to continue to have sufficient liquidity and capital resources in fiscal 2006 to fund its working capital requirements, capital expenditures and the June 2006 principal repayment on its Senior Notes.
In the past, the Company has not paid a dividend in order to maximize its flexibility to finance its ongoing growth and expansion. The Board of Directors periodically re-evaluates the merits of introducing a dividend.
The Company has obtained approval from the Toronto Stock Exchange to renew its normal course issuer bid in order to repurchase a maximum of 1,000,000 common shares in the open market commencing December 22, 2005 and ending December 21, 2006. This represents less than 2.0% of the total common shares issued and outstanding. No shares had been repurchased under the previous bid.
Off-Balance Sheet Arrangements
Operating Leases
We have no commitments that are not reflected in our balance sheets except for operating leases and other purchase obligations, which are included in the table of contractual obligations on page 33 of this MD&A. As disclosed in Note 11 to our Consolidated Financial Statements, we have issued standby letters of credit and corporate guarantees primarily from various servicing agreements amounting to $19.8 million at October 2, 2005.

(1)	Cash flow from operating activities less cash used in investing activities. See non-GAAP financial measures on page 24.

(2)	Total indebtedness. See non-GAAP financial measures on page 24.

32 Gildan 2005 Annual Report

MD&A
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Derivative Financial Instruments
From time to time, the Company uses forward foreign exchange contracts, primarily in Canadian dollars, British pounds and Euros, to hedge cash flows related to sales and operating expenses denominated in foreign currencies (non-U.S. dollar). A forward foreign exchange contract represents an obligation to exchange a foreign currency with a counterparty at a predetermined rate. Credit risk exists in the event of failure by a counterparty to meet its obligations. The Company reduces this risk by dealing only with highly rated counterparties, normally major European and North American financial institutions. The Company’s exposure to foreign currency fluctuations is described in more detail in the “Risks” section of this MD&A.
The Company does not use derivative financial instruments for speculative purposes. Forward foreign exchange contracts are entered into with maturities not exceeding twenty-four months.
Gains and losses on forward foreign exchange contracts are recognized in income in the same period as the transactions that are hedged. For the years ended October 2, 2005 and October 3, 2004, net earnings included recognized gains relating to derivative financial instruments of $5.8 million and $0.1 million, respectively, which primarily related to hedging activities.
The following table summarizes the Company’s commitments to buy and sell foreign currencies as at October 2, 2005 and October 3, 2004:

					Notional
	Notional		Exchange		U.S. dollar
	amount		rate	Maturity	equivalent

2005:
Sell contracts:
Foreign exchange contracts:		€9,276	1.3450 to 1.3721	Oct. 2005 - Sept. 2006	$12,620
		£4,490	1.8707 to 1.8909	Oct. 2005 - Sept. 2006	8,439
	CA $	2,800	0.8610	Oct. 2005	2,410
Buy contracts:
Foreign exchange contracts:	CA $	21,400	0.7997 to 0.8216	Oct. 2005 - Aug. 2006	$17,348
		€2,150	1.2039	Oct. 2005	2,588

2004:
Sell contracts:
Foreign exchange contracts:		€1,409	1.2703 to 1.2717	Oct. - Dec. 2004	$1,791
		£1,002	1.7970 to 1.8490	Oct. - Dec. 2004	1,836
Buy contracts:
Foreign exchange contracts:	CA $	38,990	0.7251 to 0.7401	Oct. 2004 - May 2005	$28,726

The fair value of the forward foreign exchange contracts, based on quoted market value, is $3.0 million and $2.1 million as at October 2, 2005 and October 3, 2004, respectively.

Gildan 2005 Annual Report	33
MD&A
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Contractual Obligations
In the normal course of business, the Company enters into contractual obligations that will require it to disburse cash over future periods. The following table sets forth the Company’s contractual obligations for the following items as at October 2, 2005:
Payments Due by Period

		Less than	2 - 3	4 - 5	After
(in millions)	Total	1 year	years	years	5 years

Long-term debt	$47.0	$19.7	$21.9	$3.6	$1.8
Fixed interest payments	4.3	3.0	1.3	—	—
Capital lease obligations	0.2	0.2	—	—	—
Operating leases	29.9	7.3	7.0	5.0	10.6
Purchase obligations	116.5	116.5	—	—	—
Other long-term obligations	43.4	43.4	—	—	—

Total contractual obligations	$241.3	$190.1	$30.2	$8.6	$12.4

Management expects that cash flow from its operating earnings, together with its year-end cash balances and unutilized bank facilities, will be sufficient to meet foreseeable cash needs for fiscal 2006.
Outlook
The Company expects to achieve diluted EPS of approximately $1.85 per share for fiscal 2006, based on sales growth of approximately 20% and an assumed reduction in average selling prices of approximately 1.5%. This represents diluted EPS growth of 29.4% over fiscal 2005 reported EPS, and 19.4% growth over fiscal 2005 adjusted EPS of $1.55 per diluted share. The Company’s unit sales projection for fiscal 2006 assumes continued market share penetration in all the categories in which the Company competes and that the increase in unit sales will be supported by our Honduran, Dominican Republic and Canadian textile operations.
Gildan projects capital expenditures of approximately $105 million in fiscal 2006, which it expects to fully finance out its internally-generated cash flow from operating activities. In addition to completing the ramp-up and further expansion of the Company’s new textile facility in the Dominican Republic, the Company is constructing two new facilities at its Rio Nance site in Honduras, one for the manufacture of activewear and underwear, and one for production of athletic socks.
We hereby refer to the Forward-Looking Statements cautionnary notice on page 45.

34 Gildan 2005 Annual Report

MD&A
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Stock Split
On May 4, 2005, the Board of Directors of the Company declared a two-for-one stock split, effected in the form of a stock dividend, applicable to all of its issued and outstanding common shares and payable to shareholders of record on May 20, 2005. All earnings per share data in this MD&A are stated after the stock split.
OPERATING RESULTS 2003-2004
Year ended October 3, 2004, compared with year ended October 5, 2003
The year ended October 5, 2003 included 53 weeks of operating results instead of the normal 52 weeks. Since the Company has a floating year-end, an extra week is included in its results every sixth year. During fiscal 2003, the extra week was added to the third quarter, which in seasonal terms was the largest quarter of the year. Management estimates that the impact of adding an extra week to the full year was approximately $0.02 to diluted earnings per share for the 2003 fiscal year.
Sales for fiscal 2004 increased by 23.7%, to $533.4 million, compared with $431.2 million in fiscal 2003, due to a 19.0% increase in unit sales in fiscal 2004 from 22.6 to 26.9 million dozens, combined with a stronger product mix and an increase in average selling prices. During fiscal 2004, Gildan continued to expand its European business, with an increase of 30.5% in unit sales. The Company also maintained a leading market share position in Canada. The Company also introduced its products in Australia during fiscal 2004, with immediate success in achieving market penetration.
Gross Margins
Gross profit for fiscal 2004 was $154.7 million or 29.0% of sales, compared to $129.9 million or 30.1% of sales during fiscal 2003. A portion of the decrease in the gross margin percentage was due to the change in functional currency as described on page 24. Gross profit for fiscal 2004, excluding the adjustments due to the change in functional currency, was $157.9 million or 29.6% of sales, compared to $129.9 million or 30.1% of sales in fiscal 2003. The remaining decrease in gross margin percentage was the result of higher cotton costs, which on average were 39% higher in fiscal 2004 compared to fiscal 2003, and the closure of one of our Honduran sewing facilities (as noted below), which were offset by improvements in manufacturing efficiencies combined with increases in average selling prices and the sale of higher margin products.
The Company realized significant reductions in manufacturing and transportation costs from its continuing investment in the Rio Nance textile facility. This facility represented 61% of the Company’s textile production in fiscal 2004 compared to 40% in fiscal 2003. The Canadian textile facilities continued to support the growth of our sweatshirt and sport shirt categories.
In September of fiscal 2004, the Company closed one of its Honduran sewing facilities in order to streamline its offshore operations. The production of this facility was distributed between a new sewing facility in Honduras, and existing plants in Nicaragua and Haiti. Included in cost of sales were closure costs totalling $1.4 million, mainly related to severance costs.

Gildan 2005 Annual Report	35
MD&A
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Selling, General and Administrative Expenses
Selling, general and administrative expenses were $62.9 million or 11.8% of sales during fiscal 2004, compared to $48.4 million or 11.2% of sales during fiscal 2003. In August 2004, the Company announced that H. Greg Chamandy had stepped down from his role as co-Chief Executive Officer, Chairman of the Board and Chairman of the Executive Committee of the Company in order to pursue other business interests. The Company incurred a charge of $4.6 million ($3.2 million net of taxes or $0.05 per diluted share) to satisfy its contractual commitments to H. Greg Chamandy. Selling, general and administrative expenses, excluding this charge, were $58.3 million or 10.9% of sales during fiscal 2004, compared to $48.4 million or 11.2% of sales during fiscal 2003. The dollar increase in fiscal 2004 was mainly due to higher volume-related distribution costs combined with an increase in director and officer insurance premiums. The Company also incurred a $2.0 million loss for asset dispositions and writedowns arising from the sale of surplus equipment in the Canadian textile operations and closure of the Honduran sewing facility.
Depreciation and Interest Expenses
Depreciation and amortization expense was $22.3 million in fiscal 2004, compared to $16.1 million in fiscal 2003. Approximately $1.8 million of the increase was the result of the change in functional currency described on page 24, as a portion of the upward revaluation of opening fixed assets was depreciated during the year. Depreciation and amortization expense, excluding the adjustment due to the change in functional currency, was $20.5 million in fiscal 2004, compared to $16.1 million in fiscal 2003. The increase in depreciation expense in fiscal 2004 was the result of the Company’s continued investment in capital expenditures to support our planned sales growth.
Interest expense was $6.2 million during fiscal 2004, down slightly from the $6.4 million that was incurred during fiscal 2003. The decrease was the result of the reduction in overall debt following the first repayment made in June 2004 on the Company’s Senior Notes, offset slightly by interest expense in the Company’s share of long-term debt undertaken by the Company’s joint venture in fiscal 2004.
Income Taxes
The Company’s international sales structure implemented in fiscal 1999 results in the income from international sales being subject to tax at relatively low levels. The Company’s effective tax rate in fiscal 2004 was 4.9% compared to 9.8% in fiscal 2003. The decline in the effective tax rate is the result of a higher proportion of international sales compared to prior years, which are taxed at relatively low rates, combined with a shift of manufacturing activities to our offshore hubs that operate in tax-free zones. In addition, the charge, included as part of selling, general and administrative expenses as described on page 26 is deductible in the calculation of taxable income in the Canadian operations, which resulted in a 1.8% reduction in the effective tax rate for fiscal 2004.
Net Earnings
Net earnings for fiscal 2004 were $60.3 million or $1.01 per diluted share, compared to $53.2 million, or $0.89 per diluted share in fiscal 2003, up respectively 13.3% and 13.5%. The results of fiscal 2004 included a charge of $0.05 per diluted share to meet the cost of the Company’s contractual obligations to H. Greg Chamandy and a charge of $0.06 per diluted share for the impact of the change to U.S. dollar functional currency on cost of sales as a result of revaluing opening inventories, as described on page 24. Excluding these charges, net earnings were $66.7 million or $1.12 per share on a diluted basis, an increase of 25.4% or 25.8% over earnings and diluted earnings per share in fiscal 2003. The increase in net earnings was primarily due to the 23.7% increase in sales revenue, partially offset by higher selling, general, administrative and depreciation expenses.

36	Gildan 2005 Annual Report
MD&A
Management’s Discussion and Analysis of Financial Condition and Results of Operations
CRITICAL ACCOUNTING ESTIMATES
The Company’s significant accounting policies are described in Note 2 to the Company’s Consolidated Financial Statements. The preparation of financial statements in conformity with Canadian GAAP requires estimates and assumptions that affect our results of operations and financial position. By their nature, these judgments are subject to an inherent degree of uncertainty and are based upon historical experience, trends in the industry and information available from outside sources. On an ongoing basis, management reviews its estimates and actual results could differ from those estimates.
Management believes that the following accounting estimates are most significant to assist in understanding and evaluating the Company’s financial results.
Sales Promotional Programs
At the time of sale, estimates are made based upon existing programs for customer price discounts and rebates. Accruals required for new programs, which relate to prior sales, are recorded at the time the new program is introduced. Sales are recorded net of these program costs. If actual price discounts and rebates differ from estimates, net sales could either be understated or overstated.
Trade Accounts Receivable
Trade accounts receivable consist of amounts due from our normal business activities. We maintain an allowance for doubtful accounts to provide for expected credit losses. The Company’s extension of credit involves judgment and is based on an evaluation of each customer’s financial condition and payment history. The Company regularly monitors its credit risk exposure to its customers and takes steps to mitigate the risk of loss, including obtaining partial credit insurance.
If the financial condition of our customers were to deteriorate causing an impairment of their ability to make payments, additional provisions for bad debts may be required in future periods. On the other hand, if our ultimate recovery on the accounts we have reserved or written off exceeds our estimates, we may decrease our reserves.
Fixed Assets
Our fixed assets are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.
On a regular basis, we review the estimated useful lives of our fixed assets. Assessing the reasonableness of the estimated useful lives of fixed assets requires judgment and is based on currently available information. Changes in circumstances, such as technological advances and changes to our business strategy can result in actual useful lives differing from our estimates. Revisions to the estimated useful lives of fixed assets constitute a change in accounting estimate and are applied prospectively.

Gildan 2005 Annual Report	37
MD&A
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Cotton and Yarn Procurements
The Company contracts to buy cotton and yarn with future delivery dates at fixed prices in order to reduce the effects of fluctuations in the prices of cotton used in the manufacture of its products. These contracts are not used for trading purposes. The Company commits to fixed prices on a percentage of its cotton and yarn requirements up to eighteen months in the future. If market prices for cotton and yarn fall significantly below the committed future purchase prices, the Company estimates the costs of cotton that are not recoverable in future sales of finished goods, and records a charge to earnings.
Future Income Taxes
The Company utilizes the asset and liability method for accounting for income taxes which requires the establishment of future tax assets and liabilities, measured at substantively enacted tax rates, for all temporary differences caused when the tax bases of assets and liabilities differ from those reported in our Consolidated Financial Statements.
The Company’s future income tax assets are recognized only to the extent that, in management’s opinion, it is more likely than not that the future income tax assets will be realized. If the realization is not considered to be more likely than not, a valuation allowance is provided. This opinion is based on certain estimates or assumptions. If these estimates or assumptions change in the future, the Company could be required to reduce or increase the value of the future income tax assets and liabilities resulting in income tax expenses or recovery. The Company evaluates its future income tax assets and liabilities on a quarterly basis.
CHANGES IN ACCOUNTING POLICIES
Variable Interest Entities (AcG-15)
The Canadian Institute of Chartered Accountants (the “CICA”) issued Accounting Guideline 15 — Consolidation of Variable Interest Entities, (“AcG-15”)(“VIE”), which contains guidelines that harmonize with corresponding guidance in the United States. A VIE is any type of legal structure not controlled by voting equity but rather by/or through contractual or other financial arrangements. This guideline requires the Company to identify VIEs in which it has an interest, determine whether it is the primary beneficiary of such entities and, if so, to consolidate the VIE. A primary beneficiary is an enterprise that will absorb a majority of the VIE’s expected losses, receive a majority of its expected residual return, or both. The Company has determined that its joint venture (CanAm Yarns, LLC — formerly Cedartown Manufacturing, LLC) (“CanAm”) with Frontier Spinning Mills, Inc. meets the criteria for being a VIE and that the Company is the primary beneficiary of the entity.
The Company elected to early adopt this standard in order to minimize any potential difference between Canadian and U.S. GAAP. The consolidation of CanAm at October 4, 2004, the beginning of the Company’s 2005 fiscal year, increased total assets by $7.9 million, total liabilities by $5.0 million and non-controlling interest by $2.9 million. The Company’s net earnings were not affected by this change as the investment in the joint venture was previously accounted for on a proportionate consolidated basis.

38	Gildan 2005 Annual Report
MD&A
Management’s Discussion and Analysis of Financial Condition and Results of Operations
RECENT ACCOUNTING PRONOUNCEMENTS
Comprehensive Income / Financial Instruments / Hedges
During 2005, the CICA released new accounting standards for the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income, as follows:
•	1530, Comprehensive Income;
•	3885, Financial Instruments — Recognition and Measurement; and
•	3865, Hedges
Under these new standards, all financial assets should be measured at fair value with the exception of loans, receivables and investments that are intended to be held to maturity and certain equity investments, which should be measured at cost. Similarly, all financial liabilities should be measured at fair value when they are held for trading or they are derivatives.
Gains and losses on financial instruments measured at fair value will be recognized in the income statement in the periods they arise with the exception of gains and losses arising from:
•	financial assets held for sale, for which unrealized changes in fair value are initially reported in other comprehensive income and subsequently reclassified to net income when the financial assets are sold or become impaired; and

•	certain financial instruments that qualify as hedging items under the application of hedge accounting, for which unrealized changes in fair value are initially reported in other comprehensive income and subsequently reclassified to net income when the offsetting loss or gain on the hedged item affects net income.
Other comprehensive income comprises revenues, expenses, gains and losses that are excluded from net income under generally accepted accounting principles, but are added to or deducted from net income in computing and reporting comprehensive income. Unrealized gains and losses on qualifying hedging instruments, translation of self-sustaining foreign operations, and unrealized gains or losses on financial instruments held for sale will be included in other comprehensive income and reclassified to net income when realized. Comprehensive income and its components will be a required disclosure under the new standard.
These new standards will be effective for the Company’s 2007 fiscal year. As these new accounting standards are consistent with United States accounting pronouncements currently in effect, the Company has reported the effect on net income and comprehensive income in Note 18 (“Canadian and United States Accounting Differences”) to the financial statements for the 2005, 2004 and 2003 fiscal years.
Equity
The CICA has issued Handbook Section 3251, Equity, which establishes standards for the presentation of equity and changes in equity during the reporting period. The main feature of this Section is a requirement for an enterprise to present separately each of the changes in equity during the period, including comprehensive income, as well as components of equity at the end of the period. This new standard is effective for interim and annual financial statements relative to fiscal years beginning on or after October 1, 2006 and therefore will be effective for the Company’s 2007 fiscal year.

Gildan 2005 Annual Report	39
MD&A
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-Monetary Transactions
The CICA issued Handbook Section 3831, Non-Monetary Transactions, which replaces Section 3830 and requires all non-monetary transactions to be measured at fair value unless:
•	the transaction lacks commercial substance;

•	the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or the property to be sold in the same line of business to facilitate sales to customers other than the parties to the exchange;

•	neither the fair value of the assets or services received nor the fair value of the assets or services given up is reliably measurable; or

•	the transaction is a non-monetary, non-reciprocal transfer to owners that represents a spin-off or other form of restructuring or liquidation.
The new requirements are effective for non-monetary transactions initiated in periods beginning on or after January 1, 2006. Earlier adoption is permitted for non-monetary transactions initiated in periods beginning on or after July 1, 2005. We do not expect the adoption of this section to have any material impact on our results of operations or financial position.
RELATED PARTY TRANSACTIONS
The Company has transactions with Frontier Spinning Mills, Inc., its joint-venture partner in CanAm. These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Total purchases of yarn from Frontier Spinning Mills, Inc. were $106.8 million in fiscal 2005 (2004 — $94.9 million), along with $0.6 million relating to management fees (2004 — nil). As at October 2, 2005, we had an outstanding payable to them of $15.6 million (2004 — $22.7 million).
During fiscal 2005, Frontier Spinning Mills, Inc. contributed $2.5 million in cash to CanAm.
DISCLOSURE CONTROLS
Based on an evaluation of the Company’s disclosure controls and procedures, the Company’s Chief Executive Officer and Chief Financial Officer have concluded as of October 2, 2005 that these controls and procedures are operating effectively.

40	Gildan 2005 Annual Report
MD&A
Management’s Discussion and Analysis of Financial Condition and Results of Operations
RISKS
The Company is subject to a variety of business and capital investment risks. These include global competition, changes in international trade and tax legislation, changes in raw material prices, shifts in consumer demand, exposure to credit losses and currency fluctuations. The most significant of these risks are described below.
Our industry is competitive
The wholesale imprinted activewear segment of the North American apparel market includes a number of significant competitors. Our primary competitors are the major U.S.-based manufacturers of basic branded activewear for the wholesale and retail channels. These manufacturers include Fruit of the Loom, Inc., the Branded Apparel Division of Sara Lee Corporation, the Jerzees division of Russell Corporation and Anvil Knitwear, Inc.
Competition in Europe is similar to that in North America. We compete directly with the European divisions of Fruit of the Loom, Inc., the Branded Apparel Division of Sara Lee Corporation, and Jerzees division of Russell Corporation. In addition to these North American companies, we also compete directly against a Belgian-based company, The Cotton Group.
Our ability to remain competitive in the areas of quality, price, marketing, product development, manufacturing, distribution and order processing will, in large part, determine our future success. We cannot assure you that we will be able to continue to compete successfully.
Our industry is subject to pricing pressures
Prices in our industry have been declining over the past several years primarily as a result of passing cost reductions through into lower selling prices. Such cost reductions result from factors which include the relocation of manufacturing operations to lower-cost labour environments offshore and the addition of new capacity using state-of-the-art manufacturing technology.
In the future, our financial performance may be negatively affected if the following scenarios occur:
•	if we are forced to reduce our prices and we cannot reduce our production costs; or
•	if our production costs increase and we cannot increase our prices.
We rely on a relatively small number of significant customers
We sell our products to approximately 150 customers. In fiscal 2005, our two largest customers accounted for 28.2% and 5.6% of sales, respectively, and our top ten customers accounted for 63.8% of total sales. If any of our significant customers substantially reduce their purchases or cease to buy from us and we cannot replace that business with sales to other customers on similar terms, our business would be materially adversely affected.
We do not have formal contracts with our wholesale distributor customers whereby they must purchase a minimum quantity of our products. Although we have maintained long term relationships with many of our wholesale distributor customers, we cannot assure you that historic levels of business from any of our customers will continue or increase in the future.

Gildan 2005 Annual Report	41
MD&A
Management’s Discussion and Analysis of Financial Condition and Results of Operations
We are subject to international trade legislation that is becoming increasingly liberalized
The textile and apparel industries of developed countries (including Canada, the United States and Western Europe) have historically received a relatively higher degree of trade protection than other countries. Since January 2005, quotas on imports of textiles and apparel from member countries of the World Trade Organization have been eliminated with the exception of China, which will continue to be subject to quotas on its textile and apparel exports until the end of 2008. Additionally, the textile and apparel industries of developed countries are also faced with new bilateral trade agreements which allow participating countries duty-free or lower tariff access to their markets. The Company has situated its manufacturing facilities in strategic locations to take advantage of these trade liberalization measures and which enable it to compete effectively in its markets. To date, the Company has not been negatively impacted by these changes in international trade legislation, although there can be no assurance that we will not be impacted in the future.
We currently pay income tax at a comparatively low effective rate, which could change in the future
The Company’s sales structure results in the income generated from its international sales being subject to relatively low income tax rates. The structure is supported by current domestic laws in the countries in which the Company operates as well as through the application of income tax treaties between various countries in which the Company operates. The Company conducts annual transfer pricing studies to substantiate the transactions between the various related parties within the Company.
It should be noted that any unanticipated changes to either current domestic laws in the countries in which the Company operates, or any changes to the income tax treaties the Company currently relies on, could impact the effective tax rate of the Company.
The price of the raw materials we buy is prone to significant fluctuations and volatility
The Company purchases cotton through its yarn-spinning joint venture, and also purchases processed cotton yarn from outside vendors, at prices that vary depending on the actual price of cotton. The Company enters into futures contracts and makes other arrangements to establish firm prices for cotton and cotton yarn up to eighteen months in advance of delivery. For future deliveries with a fixed price, the Company will not be able to benefit from price decreases but we will be protected against price increases. Conversely, in the event that we have not entered into sufficient cotton futures contracts or made other arrangements to lock in the price of cotton yarn in advance of delivery, we will not be protected against price increases, but will be in a position to benefit from any price decreases.
Without taking into account the impact of futures contracts, a change of $0.01 per pound in cotton prices would affect the Company’s annual raw material costs by approximately $2.9 million, at estimated production levels for fiscal 2006. The ultimate effect of this change on the Company’s earnings cannot be quantified, as the relationship between movements in cotton prices and movements in industry selling prices cannot be predicted with any certainty.
Our operations are subject to political, social and economic risks
The majority of our products are now manufactured and sewn in Central America, the Caribbean Basin and Mexico. The Company is currently adding significant new capacity and making further capital investments in Central America and the Caribbean Basin. Some of the countries where we manufacture our products and where we are adding new capacity have experienced political, social and economic instability in the past. We cannot predict the future political, social or economic stability of these countries or the impact of any such changes on our business.

42	Gildan 2005 Annual Report
MD&A
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Our industry is subject to fluctuations in sales demand
Demand for our products may vary from year to year. Based on discussions with our customers and our analysis of factors impacting industry demand at the beginning of each fiscal year, we produce and store finished goods inventory to meet the expected demand for delivery. If, after producing and storing inventory in anticipation of deliveries, demand is significantly less than expected, we may have to hold inventory for extended periods of time, or sell excess inventory at reduced prices. In either case, our profits would be reduced. Excess inventory could also result in slower production, lower plant and equipment utilization and lower fixed operating cost absorption, all of which would have a negative impact on our business. The risk of experiencing lower than anticipated demand is mitigated by the fact that our products are subject to low fashion risk, and by the increasing diversification of our customer base.
Our operations are subject to environmental regulation
We are subject to various environmental and occupational health and safety laws and regulations in our operations in Canada, the United States and offshore. Future events, such as:
•	a change in existing laws and regulations;

•	the enactment of new laws and regulations;

•	a release of hazardous substances on or from our properties or any associated offsite disposal location; or

•	the discovery of contamination from prior activities at any of our properties may give rise to compliance or environmental remediation costs that could have a material adverse effect on our business.
We are exposed to concentrations of credit risk
The Company’s financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents and trade receivables. The Company invests available cash in short-term deposits with major North American and European financial institutions.
The Company’s extension of credit involves judgment and is based on an evaluation of each customer’s financial condition and payment history. The Company regularly monitors credit risk exposure to its customers and takes steps to mitigate the risk of loss, including obtaining partial credit insurance. As at October 2, 2005, the Company’s top ten customers accounted for 55.6% (2004 — 51.5%) of the trade receivable balance, of which one customer represented 18.9% (2004 — 19.5%). The remaining trade receivable balance is dispersed among a large number of customers across many geographic areas including the United States, Canada, Europe and Australasia. An allowance for doubtful accounts is maintained for potential credit losses consistent with the credit risk, historical trends, general economic conditions and other available information.
Foreign currency fluctuations risk
Effective fiscal 2004, the functional and reporting currency of the Company was changed from the Canadian dollar to the U.S. dollar. This change was made as the majority of the Company’s sales revenues are denominated in U.S. dollars, while its manufacturing operations are increasingly diversified outside Canada. However, as the Company operates as an international business, its financial results continue to be exposed to the effects of changes in foreign currency (non-U.S. dollar) exchange rates. The Company’s exposure relates primarily to changes in the U.S./Canadian dollar, U.S./British pound and U.S./Euro exchange rates. The Company views its foreign currency revenue streams as a partial natural hedge against its foreign currency expenses, and believes that its overall exposure to foreign currency fluctuations is limited and is unlikely to materially impact its future results.

Gildan 2005 Annual Report	43
MD&A
Management’s Discussion and Analysis of Financial Condition and Results of Operations
DISCLOSURE OF OUTSTANDING SHARE DATA
Our common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange (GIL).
As of November 30, 2005 there were 59,955,233 common shares issued and outstanding along with 568,778 stock options and 373,500 restricted share units outstanding. Each stock option and restricted share unit entitles the holder to either purchase or receive one common share at the end of the vesting period.
RECONCILIATION OF NON-GAAP MEASURES
The following measures included in this report do not have standardized meanings under Canadian GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies:
1.	Free cash flow;

2.	Total indebtedness;

3.	Cash in excess of debt (Net debt); and

4.	All references made to adjusted gross margin, adjusted selling, general and administrative expenses, adjusted net earnings and adjusted diluted earnings per share.
The following table reconciles all non-GAAP financial measures mentioned in this Management Discussion and Analysis to the most directly comparable GAAP measures:
(in thousands of dollars, except earnings per share)

	2005	2004	2003

Free Cash Flow
Cash flows from operating activities	$93,250	$58,920	$63,721
Cash flows from investing activities	(83,848)	(53,820)	(39,458)

Free cash flow	$9,402	$5,100	$24,263

Total Indebtedness/Cash in excess of debt (Net debt)
Bank indebtedness	$(3,980)	$—	$—
Current portion of long-term debt	(19,859)	(18,610)	(19,481)
Long-term debt	(27,288)	(37,979)	(54,078)

Total indebtedness	(51,127)	(56,589)	(73,559)
Cash and cash equivalents	69,802	60,671	69,340

Cash in excess of debt (Net debt)	$18,675	$4,082	$(4,219)

44	Gildan 2005 Annual Report
MD&A
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Adjusted Consolidated Statement of Earnings and Earnings per Share
(in thousands of dollars, except earnings per share)

2005	Audited			Adjusted

Sales	$653,851			$653,851
Cost of sales	450,570			450,570

Gross profit	203,281			203,281
Special charge	10,726	(10,726	)(1)	—
Selling, general and administrative expenses	74,896			74,896

EBITDA(2)	117,659	10,726		128,385
Depreciation and amortization	25,615			25,615
Interest expense	4,615			4,615
Non-controlling interest in income of consolidated joint venture	34			34

Earnings before income taxes	87,395	10,726		98,121
Income taxes expense	1,352	3,718	(1)	5,070

Net earnings	$86,043	$7,008		$93,051

Basic EPS	$1.44			$1.56
Diluted EPS	1.43			1.55

2004	Audited			Adjusted

Sales	$533,368			$533,368
Cost of sales	378,696	(3,251	)(3)	375,445

Gross profit	154,672	3,251		157,923
Selling, general and administrative expenses	62,898	(4,614	)(4)	58,284

EBITDA(2)	91,774	7,865		99,639
Depreciation and amortization	22,275			22,275
Interest expense	6,170			6,170

Earnings before income taxes	63,329	7,865		71,194
Income taxes expense	3,078	1,430	(4)	4,508

Net earnings	$60,251	$6,435		$66,686

Basic EPS	$1.02			$1.13
Diluted EPS	1.01			1.12

1	Adjustment to remove special charge relating to the closure of the Canadian yarn-spinning facilities and the income tax effect thereon. See page 26.

2	Earnings before interest, income taxes, depreciation and amortization

3	Adjustments due to the change in functional currency. See page 24.

4	Adjustments due the charge to satisfy the Company’s contractual commitments to H. Greg Chamandy and the income tax effect thereon. See page 26.

Gildan 2005 Annual Report	45
MD&A
Management’s Discussion and Analysis of Financial Condition and Results of Operations
FORWARD-LOOKING STATEMENTS
Certain statements included in this management discussion and analysis may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian Securities legislation and regulations. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission as well as the “Risks” section of this MD&A beginning on page 40 for a discussion of the various factors that may affect the Company’s future results.Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.
Readers are cautioned however not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. This may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements.
We believe that the expectations represented by such forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, the forward-looking statements contained in this report are made as of the date of this report, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.
December 19, 2005